For immediate Release April 19, 2011

Drilling Continues to Hit High Grade Copper at Tower Deposit

3.6% Copper, 0.3 g/t Gold, 1.0% Zinc, 19.5g/t Silver across 2.7m and
4.5% Copper, 0.7g/t Gold, 0.6% Zinc, 21.0g/t Silver across 3.1m

TORONTO, Ontario. Pure Nickel Inc. (NIC: TSX, OTCBB: PNCKF) today reported that its option partner, Rockcliff Resources Inc. (RCR: TSXV), has completed the fall/winter drilling on the Tower Property located in central Manitoba. Twenty four holes have now been completed totalling over 7500m. Drilling continues to intersect high grade VMS (copper–gold–zinc–silver) mineralization and has intersected mineralization exceeding 600m of strike and mostly to a vertical depth of 300m. Additional drilling planned after winter breakup will focus on extending the deposit along strike and below 300m vertical where bore hole geophysics indicated extensive sulphide conductivity to at least 700m vertical. Holes 14–17 are outlined below. Holes 18–24 will be reported on when received from the lab.

Highlights from the TP11–14 to TP11–17 holes are tabulated below.

  3.1% copper, 0.4g/t gold, 1.1% zinc and 14.4g/t silver across 2.8m including
  5.9% copper, 0.7g/t gold, 2.2% zinc and 27.2g/t silver across 1.4m (Hole 14);
  3.6% copper, 0.3g/t gold, 1.0% zinc and 19.5g/t silver across 2.7m including
  6.7% copper, 0.4g/t gold, 1.9% zinc and 36.8g/t silver across 1.3m (Hole 16);
  3.9% copper, 0.6g/t gold, 0.6% zinc and 18.3g/t silver across 4.0m including
  4.5% copper, 0.7g/t gold, 0.6% zinc and 21.0g/t silver across 3.1m (Hole 17)

Significant assay results and their corresponding breakdown from drill holes TP11–14 to TP11–17 are tabulated below along with drill hole information. The lengths reported are drill intersected core lengths and do not represent true widths.

Borehole	From (m)	To (m)	Length (m)	Copper %	Gold g/t	Zinc %	Silver g/t	Grid N/E/Azimuth/Dip*
TP11–14	329.7	332.5	2.8	3.1	0.4	1.1	14.4	200N/153E/280/67
includes	329.7	331.1	1.4	5.9	0.7	2.2	27.2

TP11–15	188.9	191.2	2.3	1.3	0.6	0.1	5.9	150N/085E/280/57
includes	188.9	190.2	1.3	2.0	0.9	0.2	9.4

TP11–16	263.9	266.6	2.7	3.6	0.3	1.0	19.5	150N/085E/280/70
includes	263.9	265.2	1.3	6.7	0.4	1.9	36.8

TP11–17	223.7	227.7	4.0	3.9	0.6	0.6	18.3	450N/260E/280/45
includes	224.2	227.3	3.1	4.5	0.7	0.6	21.0

To earn a 70% interest in the property, Rockcliff must pay $150,000 in incremental payments to Pure Nickel over four years and will be required to incur aggregate exploration expenditures totalling $4,000,000 over four years; $2,000,000 over two years to earn a 50% working interest and a further $2,000,000 to earn a further 20% working interest. For additional information please refer to the February 21, 2008 news release.

Ken Lapierre, P.Geo., President & CEO of Rockcliff Resources Inc. and Mark Smethurst, VP Exploration of Rockcliff Resources Inc., are Qualified Persons under the definition of National Instrument 43–101. Mr. Lapierre has reviewed and is responsible for all information in this press release. Mr. Smethurst is responsible for verification and quality assurance of Rockcliff’s exploration data and analytical results. Samples of half core are packaged and shipped directly from Rockcliff’s field office to TSL Laboratories (TSL), Saskatoon, Saskatchewan. TSL is a Canadian assay laboratory and is accredited under ISO/IEC 17025. Each bagged core sample is dried, crushed to 70% passing 10 mesh and a 250g pulp is pulverized to 95% passing 150 mesh for assaying. A 0.5g cut is taken from each pulp for base metal analyses and leached in a multi acid (total) digestion and then analyzed for copper, lead, zinc and silver by atomic absorption. Gold concentrations are determined by fire assay using a 30g charge followed by an atomic absorption finish. Samples greater than upper detection limit (3000 ppb) are reanalyzed using fire assay gravimetric using a 1 AT charge. Rockcliff inserted certified blanks and standards in the sample stream to ensure lab integrity.

About Pure Nickel Inc.

Pure Nickel is a mineral exploration company with a diverse collection of mineral exploration projects in North America.

Some of the statements contained herein may be forward–looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, expectations, plans, and objectives of Pure Nickel are forward–looking statements that involve various risks. The following are important factors that could cause Pure Nickel's actual results to differ materially from those expressed or implied by such forward–looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows, and the uncertainty of access to additional capital. There can be no assurance that forward–looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward–looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward–looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:

The Howard Group Investor	CHF Investor Relations	Pure Nickel Inc.
Relations	Cathy Hume	David McPherson
Jeff Walker	T. (416) 868–1079	President and CEO
T. (888) 221–0915	Email: cathy@chfir.com	T. (416)644–0066
Email: info@howardgroupinc.com	Website: www.chfir.com	Email: info@purenickel.com
Website: www.howardgroupinc.com		Website: www.purenickel.com